Rule 424(b)(3); Registration Statement Number 333-16581


                                 CRYOLIFE, INC.

                                  10,395 SHARES

                                  COMMON STOCK

                           (PAR VALUE, $.01 PER SHARE)

     This Prospectus ("Prospectus") relates to 10,395 shares (the "Shares") of common stock, $.0l par value per share ("Common Stock"), of CryoLife, Inc., a Florida corporation (the "Company"). The Shares may be offered by a shareholder of the Company (the "Selling Shareholder") from time to time in transactions in the over-the-counter market, in negotiated transactions or a combination of such methods of sale at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. On January 9, 1997, the closing sales price of the Common Stock on the National Market System, as reported by the National Association of Securities Dealers' Automated Quotation System ("Nasdaq") was $13.50. The Selling Shareholder may effect such transactions by selling the Shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts or commissions from the Selling Shareholder and/or the purchasers of the Shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both. See "Selling Shareholder" and "Manner of Distribution."

     All  of  the  Shares  offered  hereunder  are to be  sold  by  the  Selling
Shareholder. None of the proceeds from the sale of the Shares by the Selling Shareholder will be received by the Company. The Company has agreed to bear all expenses (other than discounts or commissions) in connection with the registration and sale of the Shares being offered by the Selling Shareholder.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               THE DATE OF THIS PROSPECTUS IS JANUARY 10, 1997.


     No person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made by this Prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation. Except where otherwise indicated, this Prospectus speaks as of the date hereof. The delivery of this Prospectus shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                              AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files Annual, Quarterly and Current Reports (on Forms 10-K, 10-Q and 8-K, respectively), proxy statements utilized in the solicitation of shareholders as well as other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company under the Exchange Act can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, Washington D.C. at prescribed rates. The Common Stock of the Company is traded on the Nasdaq National Market System. Reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with any amendments thereto, the "Registration Statement") filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act") relating to the Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to such copy of such contract or other document filed as an exhibit to the Registration Statement, each statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Shares offered hereby, reference is hereby made to such Registration Statement and such exhibits and schedules, which may be inspected without charge at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained, from the Commission upon payment of the fees prescribed by the Commission.


                       DOCUMENTS INCORPORATED BY REFERENCE

     In accordance with the requirements of the Exchange Act, the Company periodically files certain reports and other information with the Commission. The following documents filed with the Commission are hereby incorporated in this Prospectus by reference:

     (a) The Company's Annual Report on Form 10-K, as amended, filed with respect to the year ended December 31, 1995.

     (b) The Company's Quarterly Report on Form 10-Q filed with respect to the quarter ended March 31, 1996.

     (c) The Company's Current Report on Form 8-K filed with the Commission on April 16, 1996.

     (d) The Company's Quarterly Report on Form 10-Q filed with respect to the quarter ended June 30, 1996.

     (e) The Company's Quarterly Report on Form 10-Q filed with respect to the quarter ended September 30, 1996.




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



     (f) The description of the Company's Common Stock contained in the Company's registration statement filed under Section 12 of the Securities Exchange Act of 1934, including any amendment or report filed for the purpose of updating such description.

     All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act prior to the filing of a post-effective amendment to this registration statement which indicates that all of the shares of Common Stock offered have been sold or which deregisters all of such shares then remaining unsold shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference into this Prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference herein. Such requests should be addressed to CryoLife, Inc., 1655 Roberts Boulevard, NW, Kennesaw, Georgia 30144,
Attention: Suzanne Gabbert, Assistant Secretary (770) 419-3355.


                                   THE COMPANY

     The Company is a leader in the development and commercialization of technology for cryopreservation of viable human cardiovascular and orthopaedic tissues for transplant. The Company was organized in 1984 to address market opportunities in the area of biological implantable devices and materials, and it is today the dominant provider of cryopreservation services for viable human heart valves. The Company uses proprietary or patented processes to disinfect, preserve, store, and transport human heart valves, veins, and connective tissues for use in cardiac, vascular, and orthopaedic surgeries. Tissue preserved using the Company's proprietary cryopreservation processes can be stored for extended periods of time and retains cell viability when properly thawed for implantation into human recipients. Tissue is procured from deceased human donors by organ procurement agencies and tissue banks (all of which are not-for-profit), which consign the tissue to the Company for processing and preservation. After preservation, tissue is stored by the Company or delivered directly to hospitals at the implanting physician's request. The Company charges a fee for performing its services but does not buy or sell human tissue. The Company's Common Stock is traded over the Nasdaq National Market System under the ticker symbol "CRYL."

                                  RISK FACTORS

GOVERNMENT REGULATION

         The processing and distribution of the Company's human heart valves are currently regulated as Class II medical devices by the U.S. Food and Drug Administration ("FDA"), and are subject to significant regulatory requirements, including current good manufacturing regulations (GMP) and record-keeping requirements. There can be no assurance that changes in regulatory treatment or the adoption of new statutory or regulatory requirements will not occur, which could impact the marketing of these products or could affect market demand for these products.

         Other allograft tissues processed and distributed by the Company are currently regulated as "banked human tissue" under an interim rule promulgated by the FDA pursuant to the Public Health Services Act. This interim rule establishes requirements for donor testing and screening for human tissue and record-keeping relating to these activities. Although the Company's other human tissue allografts are not currently regulated as medical devices, such tissue may in the future become subject to more extensive FDA regulation, which could include premarket approval or product licensing requirements.

         The Company's porcine heart valve products are classified as Class III medical devices and have not been approved for distribution within the United States. Distribution of these porcine heart valves within the European common market is dependent upon the Company maintaining its CE Mark and ISO 9001 status. There can be no assurance that the Company will be able to obtain the FDA approval which will be required to distribute its porcine heart valve products in the United States or that it will be able to maintain its CE Mark or ISO 9001 status.

         Most of the Company's products in development, if successfully developed, will require regulatory approvals from the FDA and perhaps other regulatory authorities before they may be commercially distributed. The process of obtaining required regulatory approvals from the FDA and other regulatory authorities normally involves clinical trials in humans and the preparation of an extensive premarket approval application and often takes many years. The process is expensive and can vary significantly based on the type, complexity and novelty of the product. There can be no assurance that any products developed by the Company, independently or in collaboration with others, will meet applicable regulatory criteria to receive the required approvals for manufacturing and marketing. Delays in obtaining United States or foreign approvals could result in substantial additional cost to the Company and adversely affect the Company's competitive position.

         The FDA may also place conditions on clearances that could restrict commercial applications of such products. Product marketing approvals or clearances may be withdrawn if compliance with regulatory standards is not maintained or if problems occur following initial marketing. Delays imposed by the governmental clearance process may materially reduce the period during which the Company has the exclusive right to commercialize patented products.

         Products marketed by the Company pursuant to FDA or foreign oversight or approval are subject to pervasive and continuing regulation. In the United States, devices and biologics must be manufactured in registered, and in the case of biologics licensed, establishments and must be produced in accordance with GMP regulations. Manufacturing facilities and processes are subject to periodic FDA inspection. Labeling and promotional activities are also subject to scrutiny by the FDA and, in certain instances, by the Federal Trade Commission. The export of devices and biologics is also subject to regulation and may require FDA approval. From time to time the FDA may modify such regulations, imposing additional or different requirements. Failure to comply with any applicable FDA requirements, which may be ambiguous, could result in civil and criminal enforcement actions, product recalls or detentions and other penalties.

         In addition, the National Organ Transplant Act ("NOTA") prohibits the acquisition or transfer of human organs for "valuable consideration" for use in human transplantation. NOTA permits the payment of reasonable expenses associated with the removal, transportation, processing, preservation, quality control and storage of human organs. There can be no assurance, however, that restrictive interpretations of NOTA will not be adopted in the future that will call into question one or more aspects of the Company's methods of charging for its preservation services. The Company's laboratory operations are subject to the U.S. Department of Labor, Occupational Safety and Health Administration and Environmental Protection Agency requirements for prevention of occupational exposure to infectious agents and hazardous chemicals and protection of the environment. Some states have enacted statutes and regulations governing the processing, transportation and storage of human organs and tissue and management believes that the Company is presently in compliance in all material respects with all such applicable statutes and regulations. There can be no assurance that more restrictive state laws or regulations will not be adopted in the future that could adversely affect the Company's operations.

COMPETITION

         The Company faces competition from other companies that cryopreserve human tissue, as well as companies that market mechanical valves and synthetic and animal tissue for implantation. Management believes that at least four tissue banks offer cryopreservation services for human heart valves and many companies offer processed porcine heart valves and mechanical heart valves. A few companies dominate portions of the mechanical and porcine heart valve markets, including St. Jude Medical Inc. and Medtronic Inc. (mechanical valves) and a division of Baxter International Inc. (porcine valves). Many of the Company's competitors have greater financial, technical and marketing resources than the Company and are well established in their markets. There can be no assurance that the Company's products and services will be able to continue to compete successfully with the products of these or other companies.

         Any products developed by the Company that gain regulatory clearance or approval will have to compete for market acceptance and market share. An important factor in such competition may be the timing of market introduction of competitive products. Accordingly, the relative speed with which the Company can develop products, gain regulatory approval and reimbursement acceptance and supply commercial quantities of the product to the market are expected to be important competitive factors. In addition, the Company believes that the primary competitive factors for its products include safety, efficacy, ease of use, reliability, suitability for their specified uses in service and price. The Company also believes that physician relationships are important competitive factors.

LIMITED AVAILABILITY OF TISSUE

         Although the Company is pursuing the development of products and services that would not be constrained by tissue availability, such as its porcine heart valves and biological glues, much of the Company's current business depends upon the availability of sufficient quantities of tissue from human donors. In particular, continuing limits on the supply of donated heart tissue could restrict the Company to modest, if any, growth in the number of human heart valves preserved by the Company. Over the past several years, the overall number of human donors has been relatively constant. A significant reduction in supplies of human tissue could have a material adverse effect on the Company's business. The Company relies primarily upon the efforts of third party procurement agencies (all of which are not for profit) and others to educate the public and foster an increased willingness to donate tissue. Based on the Company's experience with human heart valves, management believes that once the use by physicians of a particular tissue gains acceptance, demand for transplantable tissue will exceed the amount of tissue available from human donors. While tissue availability is not currently a limiting factor for most vein tissue and orthopedic tissues, rapid growth in these areas could ultimately be limited by tissue availability, in addition to other factors.

UNCERTAINTIES REGARDING PRODUCTS IN DEVELOPMENT

         The Company's porcine heart valve products are currently only offered for sale outside of the United States and are presently manufactured by a third party under a contract. The porcine heart valves are subject to the risk that the Company may be unable to obtain governmental approval necessary to permit commercial distribution of these valves in the United States and to the risk that the Company's manufacturer will not fulfill its contractual obligations, which could, in turn, result in shortages of supplies of porcine heart valves.

         The Company's research and development efforts are time consuming and expensive and there can be no assurance that these efforts will lead to commercially successful products or services. Even the successful commercialization of a new service or product in the medical industry can be characterized by slow growth and high cost associated with marketing, under-utilized production capacity, and continuing research and development and education costs. Generally, the introduction of new human tissue products requires significant physician training and years of clinical evidence derived from human implants in order to gain community acceptance. With respect to the Company's major products under development, FibRx(R) has progressed through animal trials and is presently undergoing virology validation procedures mandated by the FDA prior to the approval for human clinical trials, BioGlue(R) is progressing through animal and toxicity evaluations, and SynerGraft(R) has begun initial animal testing. In addition, the Company's emphasis with respect to its BioGlue product in development continues to undergo modification regarding delivery mechanisms and evaluation of its key components and their intended applications. As a result of the foregoing, management cannot effectively predict the duration or extent of, or whether any newly introduced service will successfully complete, these initial stages, and as a result, there is no guaranty that any of these products will ultimately be approved for use on human tissue.

DEVELOPMENT PARTNERS

         The Company's strategy for developing, testing and commercializing certain of its products in development includes entering into collaborations with academic institutions, corporate partners, licensors, licensees and others. These collaborations potentially will provide access to technologies, technical expertise and financial and other resources that might otherwise be unavailable to the Company. The Company has entered into collaborations with various institutions related to the development and testing of its tissue technologies. Although the Company believes that its partners in these collaborations are motivated to succeed in performing their contractual responsibilities, their actual and timely success cannot be assured.

         Furthermore, the Company anticipates that its future research and development projects, including those with respect to its Synergraft and Bioglue products under development, may require the assistance of third party collaborators with respect to the provision of capital and know-how. There can be no assurance, however, that the Company will be able to negotiate additional collaborative agreements in the future on acceptable terms, if at all, or that such collaborative arrangements will be successful. Failure to obtain and successfully execute such arrangements in the future could increase the Company's capital requirements to undertake research, development and marketing of its proposed products. In addition the Company may encounter significant delays in introducing its proposed products into certain markets or find that the development, manufacture or sale of its proposed products in certain markets is adversely affected by the absence of such collaborative agreements or the failure of collaborative partners to perform their obligations in a timely fashion.

PATENTS AND PROTECTION OF PROPRIETARY TECHNOLOGY

         The Company owns several patents, patent applications, and licenses relating to its technologies, which it believes provide important competitive advantages. There can be no assurance that the Company's pending patent applications will issue as patents or that challenges will not be instituted concerning the validity or enforceability of any patent owned by the Company, or, if instituted, that such challenges will not be successful. The cost of litigation to uphold the validity and prevent infringement of a patent would be substantial. Furthermore, there can be no assurance that competitors will not independently develop similar technologies or duplicate the Company's technologies or design around the patented aspects of the Company's technologies. There can be no assurance that the Company's proposed technologies will not infringe patents or other rights owned by others, licenses to which may not be available to the Company. In addition, under certain of the Company's license agreements, if the Company fails to meet certain contractual obligations, including the payment of minimum royalty amounts, such licenses may become nonexclusive or terminable by the licensor. Additionally, the Company protects its proprietary technology and processes in part by confidentiality agreements with its collaborative partners, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets will not otherwise become known or independently discovered by competitors.



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



UNCERTAINTIES REGARDING FUTURE HEALTH CARE REIMBURSEMENTS

         Even though the Company does not receive payments directly from third party healthcare payers, their reimbursement methods may impact demand for the Company's cryopreserved tissue. The Company is unable to predict what changes will be made in the reimbursement methods utilized by third party healthcare payers or their effect on the Company. Changes in the reimbursement methods utilized by third party healthcare payers, including Medicare, with respect to cryopreserved tissues provided for implant by the Company and other Company services and products, could have a material adverse effect on the Company. Significant uncertainty exists as to the reimbursement status of newly approved health care products and services and there can be no assurance that adequate third party coverage will be available for the Company to maintain price levels sufficient for realization of an appropriate return on its investment in developing new products. Government and other third party payers are increasingly attempting to contain healthcare cost by limiting both coverage and the level of reimbursement for new products approved for marketing by the FDA and by refusing in some cases to provide any coverage for uses of approved products for indications for which the FDA has not granted marketing approval. If adequate coverage and reimbursement levels are not provided by government and other third party payers for uses of the Company's new products and services, market acceptance of these products could be adversely affected.

DEPENDENCE ON KEY PERSONNEL

         The Company's business and future operation results depend in significant part upon the continued contributions of its key technical personnel and senior management, many of whom would be difficult to replace. The Company's business and future operating results also depend in significant part upon its ability to attract and retain qualified management, processing, technical, marketing, sales, and support personnel for its operation. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The loss of key employees, the failure of any key employee to perform adequately or the Company's inability to attract and retain skilled employees as needed could materially adversely affect the Company's business, financial condition and results of operations.

PRODUCT LIABILITY AND INSURANCE

         The Company faces the inherent business risk of financial exposure to product liability claims in the event that the use of tissue processed, preserved or distributed by the Company results in personal injury or the transmission of infectious disease. Although the Company has incurred minimal losses due to product liability claims to date, there can be no assurance that it will not incur such losses in the future. The Company currently maintains product liability insurance in the aggregate amount of $14 million per occurrence per year. There can be no assurance that such coverage will continue to be available on terms acceptable to the Company or will be adequate to cover any losses due to product claims if actually incurred. Furthermore, if any such claim is successful, it could have a material adverse effect on the demand for the Company's services.

USE AND DISPOSAL OF HAZARDOUS MATERIAL

         The Company's research, development and processing activities involve the controlled use of small quantities of radioactive compounds, chemical solvents and other hazardous materials. The Company's activities also include the preservation and growth of human cells and the processing of human tissue. Although the Company believes that its safety procedures for handling, processing and disposing of hazardous materials and human tissue comply with the standards prescribed by federal, state and local regulations, the risk of accidental contamination, injury or disease transmission from these materials cannot be completely eliminated. In the event of such an accident or transmission, the Company could be held liable for resulting damages and any liability could have a material adverse effect on the Company. Any failure to comply with such regulations could result in the imposition of penalties, fines and sanctions which could have a material adverse effect on the Company's business.

VOLATILITY OF SECURITIES PRICES

         The trading price of the Company's Common Stock has been subject to wide fluctuations from time to time and may continue to be subject to such volatility in the future. Trading price fluctuations can be caused by a variety of factors including quarter to quarter variations in operating results, announcement of technological innovations or new products by the Company or its competitors, governmental regulatory acts, development with respect to patents or proprietary rights, general conditions in the medical or cardiovascular device or service industries, actions taken by government regulators, changes in earnings estimates by securities analysts, or other events or factors, many of which are beyond the Company's control. If the Company's revenues or operating results in future quarters fall below the expectations of securities analysts and investors, the price of the Company's Common Stock would likely decline, perhaps substantially. Changes in the trading price of the Company's Common Stock may bear no relation to the Company's actual operational or financial results.

ANTI-TAKEOVER PROVISIONS

         The Company's Articles of Incorporation and By-laws contain provisions that may discourage or make more difficult any attempt by a person or group to obtain control of the Company, including provisions authorizing the issuance of preferred stock without shareholder approval, restricting the persons who may call a special meeting of the shareholders, and prohibiting shareholders from taking action by written consent. In addition, the Company is subject to certain provisions of Florida law that may discourage or make more difficult takeover attempts or acquisitions of substantial amounts of the Company's Common Stock. Further, pursuant to the terms of a stockholder rights plan adopted in 1995, the Company has distributed a dividend of one right for each outstanding share of Common Stock. The rights will cause substantial dilution of the ownership of a person or group that attempts to acquire the Company on terms not approved by the Board and may have the effect of deterring hostile takeover attempts.

SHARES ELIGIBLE FOR FUTURE SALE

         Substantially all of the Company's outstanding Common Stock is available for sale in the public marketplace. There are also outstanding stock options to purchase an aggregate of approximately 710,000 shares of Common Stock at various exercise prices per share. The majority of the shares to be received upon exercise of these options will be available for immediate resale in the public markets. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. The possibility exists that substantial amounts of Common Stock may be sold in the public market, which may adversely effect prevailing market prices for the Common Stock and could impair the Company's ability to raise capital through the sale of its equity securities.

ABSENCE OF DIVIDENDS

         The Company has not paid and does not presently intend to pay cash dividends. It is not likely that any cash dividends will be paid in the foreseeable future.

                                MATERIAL CHANGES

     Set forth below is a discussion of all material changes in the Company's affairs which have occurred since December 31, 1995 and which have not been described in a report on Form 10-Q or Form 8-K filed under the Exchange Act and incorporated by reference herein:

     Revenues for the third quarter of 1996 were $10,411,000 an increase of 25% compared to $8,347,000 for the third quarter of 1995. Net income for the third quarter of 1996 was $1,261,000 or $.13 per common share, an increase of 85% compared to $685,000 or $.07 per common share for the same period in 1995.

     In March 1996, the Company received a $250,000 payment from Bayer Corporation for a limited term exclusive right to negotiate with the Company for a world-wide license of the Company's FibRx adhesive technology. Termination of negotiations between the two companies was announced on August 30, 1996 and the payment was recorded in the third quarter of 1996. The Company has initiated discussions with additional parties with respect to partnership license agreements for FibRx technology.

     The Company entered into a new line of credit agreement with NationsBank during the third quarter of 1996 which increased the Company's aggregate line of credit from $3,000,000 to $10,000,000. The purpose of the new line of credit is to assist the Company in facilitating internal growth programs and acquisitions. As of October 31, 1996, approximately $7.5 million dollars was available to the Company pursuant to the line of credit.

     On September 12, 1996, the Company announced the acquisition of the assets of United Cryopreservation Foundation, Inc. ("UCFI"), a processor and distributor of cryopreserved human heart valves and saphenous veins for transplant. Under the terms of the acquisition, the Company will pay approximately $2,000,000 over a five year period and will assume certain obligations of UCFI in exchange for assets of UCFI consisting of cryopreservation equipment and storage facilities.

     The Company received a $99,000 Phase One Innovation Research Grant from the National Institutes of Health during the third quarter of 1996. This grant pertains to CryoLife's Synergraft program for the development of a bio-engineered human implantable heart valve. Pursuant to the grant, CryoLife scientists will conduct advanced studies using a porcine heart valve collagen matrix that can be "seeded" with human cells. The goal of the project is to create a non-immunogenic heart valve for use in human heart valve replacement surgery.

     The Company signed a licensing agreement during the second quarter of 1996 with Innovacion Cientifica, SA of Buenos Aires, Argentina. Under the terms of the contract, CryoLife received a technology transfer fee of $50,000 during the third quarter of 1996 and will supply Innovacion Cientificia with CryoLife's patented cryoprotectants, antibiotic treatment and viral inactivation technology. Similar licensing programs are under discussion with medical groups in Spain and Italy.

     During the third quarter of 1996, the Company announced a new manufacturing agreement with Tissuemed, Ltd.of Leeds, England, extending European production of the CryoLife-O'Brien advanced design porcine stentless heart valves.

     The Company's new 100,000 square foot leased world headquarters laboratory, located in suburban Atlanta, is expected to be ready for occupancy on or about November 25, 1996. It is anticipated that a majority of the Company's departments will complete their relocation to the new facility on or before the end of November 1996.


                                 USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares offered hereby.

                               SELLING SHAREHOLDER

     Set forth below is the name of the Selling Shareholder and the number of Shares being offered by him. To the best of the Company's knowledge, assuming all of the Shares being offered hereby are sold and the Selling Shareholder does not choose to acquire additional Common Stock during the offering period, the Selling Shareholder will own 1000 shares of the issued and outstanding shares of Common Stock upon completion of the offering.


Selling Shareholder        Number of Shares Owned(1)    Number of Shares Offered
-------------------        -----------------------      ------------------------

Donald Nixon Ross                11,395                           10,395

_________________

1 As of November 15, 1996.

     All of the Shares being offered by the Selling Shareholder were acquired in connection with the purchase by the Company from the Selling Shareholder of certain patents, intellectual property rights and other assets. In the agreement dated as of August 15, 1996 (the "Agreement") executed in connection with the purchase, the Company granted certain demand registration rights to the Selling Shareholder. The Company has agreed to bear all expenses (other than commissions and discounts of underwriters, dealers or agents) in connection with the registration and sale of the Shares being offered by the Selling Shareholder. See "Manner of Distribution."

     The Selling Shareholder has requested that the Company use its best efforts to effectuate a registration of the Shares for resale under the Securities Act. In light of this request and in accordance with the Agreement, the Company has filed with the Securities and Exchange Commission a Registration Statement with respect to the resale of the Shares from time to time in the over-the-counter market or in privately negotiated transactions and has agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until the earlier of three months from the date hereof or until all of the Shares offered hereby have been sold. This Prospectus forms a part of the Registration Statement.

     In connection with the Agreement, the Company has entered into a consulting agreement of even date therewith with the Selling Shareholder which provides that the Selling Shareholder shall make himself available to provide specific consulting services to the Company for a period of five years at a rate of $15,000 per year plus expenses and an additional $1,000 for each day on which consulting services are provided by the Selling Shareholder in excess of 24 days. The Selling Shareholder has not held any position or office or had any other material relationship in the with the Company.

                             MANNER OF DISTRIBUTION

     The Shares covered hereby may be offered and sold from time to time by the Selling Shareholder. The Selling Shareholder will act independently of the Company in making decisions with respect to the timing, manner and size of each sale. Such sales may be made in the over-the-counter market or otherwise, at prices related to the then current market price or in negotiated transactions, including one or more of the following methods: (a) purchases by a broker-dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (b) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (c) block trades in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction. The Company has been advised by the Selling Shareholder that he has not made any arrangements relating to the distribution of the Shares covered by this
Prospectus. In effecting sales, broker-dealers engaged by the Selling Shareholder may arrange for other broker-dealers to participate. Broker-dealers may receive commissions or discounts from the Selling Shareholder in amounts to be negotiated.

     In offering the Shares covered hereby, the Selling Shareholder and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Shareholder may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales, and any profits realized by the Selling Shareholder and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions. In addition, any Shares covered by this Prospectus which qualify for sale pursuant to Rule 144 or Regulation S may be sold under Rule 144 or Regulation S rather than pursuant to this Prospectus. None of the Shares covered by this Prospectus presently qualify for sale pursuant to Rule 144 or Regulation S, and it is not anticipated that any Shares will so qualify during the effectiveness of the Registration Statement in which this Prospectus is contained.

     The Company has advised the Selling Shareholder that during such time as he may be engaged in a distribution of Shares covered hereby, he is required to comply with Rules l0b-6 and l0b-7 under the Exchange Act as described below and, in connection therewith, that he may not engage in any stabilization activity in connection with the Company's Common Stock, is required to furnish to each purchaser and/or broker-dealer through which Shares covered hereby may be offered copies of this Prospectus, and may not bid for or purchase any securities of the Company or attempt to induce any person to purchase any securities of the Company except as permitted under the Exchange Act. The Selling Shareholder has agreed to inform the Company when the distribution of his Shares is completed.

     Rule l0b-6 under the Exchange Act prohibits, with certain exceptions, participants in a distribution from bidding for or purchasing, for an account in which the participant has a beneficial interest, any of the securities that are the subject of the distribution. Rule l0b-7 governs bids and purchases made in order to stabilize the price of a security in connection with a distribution of the security.

     This offering will terminate on the earlier of three months from the date hereof or the date on which all Shares offered hereby have been sold by the Selling Shareholder.

     In order to comply with certain states' securities laws, if applicable, the Shares offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, the Shares may not be sold in certain states unless they have been registered or qualified for sale in such states or an exemption from regulation or qualification is available and is complied with.


                                  LEGAL MATTERS

     The legality of the Shares offered hereby has been passed upon for the Company by Arnall Golden & Gregory.


                                     EXPERTS

     The consolidated financial statements as of December 31, 1995 and 1994 and for each of the years in the three year period ended December 31, 1995 have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.